Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an “Announcement of China Southern Airlines Company Limited in relation to the Approval by China Southern Air Holding Limited Company on the Non-public Issue of A Shares and the Non-public Issue of H Shares” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

23 December 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock Code: 600029	Stock short name: China South Air	Notice No.: 2019-081

Announcement of China Southern Airlines Company Limited in relation to the Approval by China Southern Air Holding Limited Company on

the Non-public Issue of A Shares and the Non-public Issue of H Shares

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

China Southern Airlines Company Limited (the “Company”) held the tenth meeting of the eighth session of the Board on 30 October 2019, which considered the relevant proposals in relation to the non-public issue of A shares and the non-public issue of H shares of the Company. Please refer to the relevant announcements published on the China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 31 October 2019 for details.

On 23 December 2019, the Company received the “Approval on Relevant Matters for the Non-public Issue of A Shares and H Shares by China Southern Airlines Company Limited” (Nan Hang Ji Tuan Gui Hua [2019] No. 28) from China Southern Air Holding Limited Company (“CSAH”), the controlling shareholder of the Company, that, in accordance with the relevant provisions of the “Measures for the Supervision and Administration of State-owned Equities of Listed Companies” (Order No. 36 of the State-owned Assets Supervision and Administration Commission of the State Council, the Minister of Finance and the China Securities Regulatory Commission), CSAH agreed in principle to the Company’s overall proposal of the current non-public issue of A shares with no more than 2,453,434,457 shares (including 2,453,434,457 shares) and the total amount of capital raised of no more than RMB16,800,000,000 (including RMB16,800,000,000), and the non-public issue of H shares with no more than 613,358,614 shares (including 613,358,614 shares) and the total amount of capital raised of no more than HK$3,500,000,000 (including HK$3,500,000,000) (the aforementioned non-public issue of A shares and the non-public issue of H shares are collectively referred to as the “Issuance”).

The overall proposal for the Issuance of the Company is still subject to the approval by the shareholders’ general meeting of the Company and, amongst others, the relevant proposals related to the non-public issue of A shares are subject to the approval by the class meeting of holders of A shares and the class meeting of holders of H shares of the Company, and will be implemented upon obtaining the approval by the China Securities Regulatory Commission, the Central and Southern Regional Administration of Civil Aviation Administration of China and other competent authorities. According to the progress of this matter, the Company will strictly perform its information disclosure obligation in time in accordance with the rules and requirements of relevant laws and regulations regarding the non-public issue of shares by listed companies.

The Board of Directors of

China Southern Airlines Company Limited

23 December 2019

2